UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

CARDIFF INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

14146R106
(CUSIP Number)

Daniel Thompson
5717 Tanner Ridge Avenue
Westlake Village, CA 91362
Telephone: 818-879-9722
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 10, 2005
Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the question that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Check the following box if a fee is being paid with the statement ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 244.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

1	Names of Reporting Persons: Daniel Thompson I.R.S. Identification Nos. of Above Persons (entities only):
2	Check the Appropriate Box if a Member of a Group (a) ☐ (see instructions) (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 3,343,864
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 3,343,864
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned By Each Reporting Person 3,343,864
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 16.8%
14	Type of Reporting Person* In

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ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock of Cardiff International, Inc., a Colorado corporation (the “Company”). The principal executive offices of the Company are located at 5717 Tanner Ridge Avenue, Westlake Village, CA 91362.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Daniel Thompson. Daniel Thompson, a U.S. citizen, is the President and CEO of the Company. Mr. Thompson’s residential address is 5717 Tanner Ridge Avenue, Westlake Village, CA 91362.

During the last five years, Mr. Thompson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 10, 2005 the Company acquired Legacy Card Company, Inc., a Nevada corporation. The acquisition was structured as a triangular merger transaction wherein a wholly-owned subsidiary of the Company, merged into Legacy and Legacy thereby became a wholly-owned subsidiary of the Company. The shareholders of Legacy shares of Legacy were converted into the right to receive shares of the Company. A total of 18,000,000 shares of the Company’s common stock will be issued to the Legacy shareholders if no Legacy shareholder exercises dissenter’s rights.

As a result of the merger transaction Daniel Thompson converted his shares of Legacy into shares of the Company’s common stock. A total of 1,743,864 shares of the Company’s common stock were issued to Mr. Thompson as a result of the merger. A total of 1,000,000 shares of the Company’s common stock were issued to the Thompson Family Trust and 600,000 shares were issued to the children of Daniel Thompson. Accordingly, a total of 3,343,864 shares were issued to Mr. Thompson, his family trust and his children in the merger.

ITEM 4. PURPOSE OF TRANSACTION

(a) Mr. Thompson is holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary. Item 3 above further describes the transaction in which Mr. Thompson acquires his shares of the Company’s common stock. Mr. Thompson has no present intent to take any action that would result in:

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(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Thompson will continue to review his investment in the Issuer and reserve the right to change his intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of November 10, 2005, Mr. Thompson beneficially and of record owned 3,343,864 shares of the Issuer's common stock, which represented 16.8% of the class.

(b) As of November 10, 2005, Mr. Thompson had the sole power to vote and dispose of all shares of the Issuer's stock held by him.

(c) The only transaction in the Issuer's common stock effected by Mr. Thompson during the last sixty days was the merger described in Item 3 above.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Thompson.

(e) Mr. Thompson continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the merger described above, there are no contracts, arrangements, understanding or relationships between Mr. Thompson and any other person, or with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2005	/s/ Daniel Thompson
Daniel Thompson